LAW OFFICE
of
EUGENE MICHAEL KENNEDY, P.A.
964 Southeast Ninth Avenue, Pompano Beach, Florida 33060

TELEPHONE (954) 524-4155	FACSIMILE (954) 524-4156

May 21, 2009

Tom Kluck, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Mail Stop 4561

Attn: Jerard Gibson, Esq.

Re:	The Parkview Group, Inc. (the “Company”);
Amendment No. 1 to Form 10-K; File No. 000-53491
Response to Staff Comment Letter dated May 1, 2009;
(Received May 6, 2009).

Gentlemen:

          This is in response to the Staff’s comments related to the Company’s Form 10-K filed on April 10, 2009, and contained in the Staff’s letter addressed to Mr. Richard B. Frost dated May 1, 2009.

          The following response addresses the May 1st comment letter and reflects the Company’s Amendment No. 1 to Form 10-K filed today:

Form 10-K for the fiscal year ended December 31st 2008

Management’s Annual Report on Internal Control over Financial Reporting, page 21

1. In responding to the disclosure requirements of Item 9A Controls and Procedures, in its original Form 10-K filing (the “Original Filing”) we overlooked Instruction 1 to paragraph (a) of Item 308T of Regulation S-K. The Original Filing was the first annual report that the Company has been required to file since filing its Registration Statement on Form 10 on November 12 2008. The Company had not been required to file an annual report for the previous fiscal year, the year ended December 31st 2007, and did not file an annual report with the Commission for the fiscal year ended December 31st 2007. In evaluating the effectiveness of the Company’s internal control over financial reporting at December 31st 2008, management did not use a formal framework such as the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control--Integrated Framework and did not secure an attestation report of its registered public accounting firm regarding the Company’s internal control over financial accounting. In keeping with these circumstances, Item 9A. Controls and Procedures of Form 10-K Amendment No. 1 to the Company’s Form 10-K filed today modifies the Company’s disclosure to indicate permissible non-compliance with paragraph (a) of Item 308T of Regulation S-K as set out in Instruction 1 thereto. The Company maintains evidential matter, including documentation, to provide reasonable support for management’s assessment of the effectiveness of the Company’s internal control over financial reporting.

          We consider the foregoing to be, in the aggregate, fully responsive to the Staff’s latest comment letter. In connection with these responses to the Staff’s comments, Parkview acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NTI

Sincerely,
Law Office of Eugene Michael Kennedy, P.A.
Special Counsel for The Parkview Group, Inc.

/s/ E. M. Kennedy

By:	Eugene M. Kennedy, Esq.